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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          TRM Copy Centers Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   8762636105
                                 (CUSIP Number)

Mr. Lance Laifer                       Gerald Adler
Laifer Capital Management, Inc.        Shereff, Friedman, Hoffman & Goodman, LLP
Hilltop Partners, L.P.                 919 Third Avenue
45 West 45th Street                    New York, New York 10022
New York, New York 10036               (212) 758-9500
(212) 921-4139
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 4, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No.     872636105                         Page    2    of           Pages
          --------------------                       -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Hilltop Partners, L.P.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                      410,850
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                    410,850
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH






11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    410,850
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.9%
14       TYPE OF REPORTING PERSON*
                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7

59021-1 ~ 03465-1 ~ 06/04/97 ~ 10:19 am

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                                  SCHEDULE 13D
CUSIP No.     872636105                         Page    3    of           Pages
          --------------------                       -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laifer Capital Management, Inc.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                       534,450
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                      0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                     534,450
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                       246,200






11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    780,650
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    11.3%
14       TYPE OF REPORTING PERSON*
                                    CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7


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                                  SCHEDULE 13D
CUSIP No.     872636105                         Page    4    of           Pages
          --------------------                       -------     --------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Lance Laifer
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                       534,450
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                      0
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                     534,450
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                       246,200






11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    780,650
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    11.3%
14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 7


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                          SCHEDULE 13D AMENDMENT NO. 2
                          TRM COPY CENTERS CORPORATION


         This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of March 29, 1996 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D relating to the event date of March 21, 1997 filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (the "Reporting Persons") relating to the common stock (the "Common Stock") of TRM Copy Centers Corporation (the "Issuer"). The address of the Issuer is 5208 N.E. 122nd Avenue, Portland, Oregon 97230. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 4.           Purpose of the Transaction.

                  Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

                  Each of the Reporting Persons acquired its respective shares of Common Stock of the Issuer for investment purposes. The Reporting Persons believe that the current market price of the Common Stock does not reflect the value of the Issuer. The Reporting Persons, by letter to the Issuer's Board of Directors dated June 4, 1997, urged the Issuer's Board of Directors to immediately take proactive steps to increase the value of the Common Stock. The Reporting Persons suggested to the Issuer's Board of Directors that as a first step the Issuer should use its excess cash flow to implement a share repurchase program, dutch tender auction or extraordinary dividend. The Reporting Persons suggested that the Board should then consider and take additional steps to manage the Issuer's capital structure to benefit its owners - the shareholders.

                  On several occasions over the past year, the Reporting Persons have had discussions with certain officers and directors of the Issuer during which the Reporting Persons expressed their view that in spite of the good job being done by the day to day operating management of the Issuer, the Issuer's overly conservative capital structure and lack of focus on enhancing shareholder value were compromising returns to shareholders.

                  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions. In addition, depending on the actions taken by the Issuer to enhance shareholder value and the foregoing factors, the Reporting Persons may consider taking such actions as they believe would facilitate the enhancement of shareholder value for all shareholders, including, but not limited to, having discussions with other shareholders regarding alternative ways of enhancing shareholder value.



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                  Except for the foregoing and as disclosed below, no Reporting
Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                  (a) Hilltop is the beneficial owner of 410,850 shares (5.9%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 780,650 shares (11.3%) of Common Stock. The 780,650 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

                  (i) 410,850 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 369,800 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as investment advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

                  Lance Laifer, as sole Director and principal stockholder of Laifer Capital Management, Inc., is the beneficial owner of the 780,650 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 6,924,928 outstanding shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1997.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 410,850 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 410,850 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the

123,600 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with certain of the Clients the power to dispose and direct the disposition of the 246,200 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to such Clients. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

                  (c) Each of the Reporting Persons acquired beneficial ownership of additional shares of Common Stock since the filing of Amendment No. 1 to the Schedule 13D. All such transactions were effected on the open market. Additional information concerning transactions during the past 60 days is contained on Annex A hereto.

                  (d) Not applicable.

                  (e) Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A: Letter from the Reporting Persons to the Board of Directors of the Issuer dated June 4, 1997.





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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 1997

                             HILLTOP PARTNERS, L.P.

                            By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                   as General Partner


                            By:          /s/ Lance Laifer
                            --------------------------------------
                                      Lance Laifer, President


                            LAIFER CAPITAL MANAGEMENT, INC.


                            By:          /s/ Lance Laifer
                            --------------------------------------
                                      Lance Laifer, President


                                         /s/ Lance Laifer
                            --------------------------------------
                            LANCE LAIFER

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                                   Annex A


                             Laifer     Hilltop     Wolfson      Offshore
Date      Price     Comm.    # Shares   # Shares    # Shares     # Shares
4/9/97    10.75     .06      1,500      800         500          200
4/11/97   10.625    .06      1,100      600         400          100
4/14/97   10.8125   --       8,000      4,400       2,600        1,000
4/16/97   11.00     .06      1,500      800         500          200
4/17/97   10.875    .06      700        700         0            0
4/18/97   10.8125   .06      600        600         0            0
4/30/97   10.5625   .06      1,000      600         300          100
4/30/97   10.5625   --       16,000     8,800       5,200        2,000
4/30/97   10.7917   .06      6,000      3,300       2,000        700
5/6/97    10.50     .06      1,200      700         400          100
5/7/97    9.875     .06      3,300      1,900       1,000        400
5/7/97    10.2142   .06      14,300     7,900       4,600        1,800
5/9/97    10.3125   --       3,000      0           3,000        0
5/12/97   10.875    .06      1,000      0           1,000        0
5/13/97   10.75     .06      10,000     0           10,000       0
5/16/97   10.3564   .06      4,700      2,700       1,400        600
5/16/97   10.75     .06      3,100      1,800       900          400
5/19/97   10.625    .06      300        0           300          0
5/20/97   10.75     .06      1,000      0           1,000        0
5/21/97   10.25     .06      200        0           200          0
5/23/97   10.75     .06      2,500      1,400       800          300
5/30/97   10.75     .06      500        0           500          0